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                                 UNITED STATES
                            SECURITIES AND EXCHANGE
                                   COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

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
Check One:  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K  [ ] Form -10-Q   [ ] Form N-SAR

            For Period Ending:  April 30, 1997
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-K
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q and Form 10QSB
            [ ] Transition Report on Form N-SAR

            For the Transition Period Ended: _________________________________________________________

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

 HEALTH MANAGEMENT INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

1371-A Abbott Court
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Address of Principal Executive Office (Street and Number)

Buffalo Grove, IL  60089
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City, State and Zip Code
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PART II RULES 126-35(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 126-25(b), the following should be completed. (Check appropriate box).

        [ ]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X]     (b) The Subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ]     (c) The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the response why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

THE REGISTRANT WAS UNABLE TO FILE ITS ANNUAL REPORT ON FORM 10-K FOR
THE PERIOD ENDED APRIL 30, 1997 WITHIN THE PRESCRIBED TIME PERIOD BECAUSE OF THE UNCERTAINTIES SURROUNDING THE CONCLUSION OF THE MERGER WITH TRANSWORLD HEALTHCARE, INC. ("TRANSWORLD"). THE MERGER AGREEMENT BECOMES SUBJECT TO TERMINATION BY EITHER PARTY FOR ANY REASON AFTER JULY 31, 1997. IN ADDITION, THE COMPANY IS IN DEFAULT UNDER THE TERMS OF CERTAIN NOTES DUE TO TRANSWORLD. A FORBEARANCE AGREEMENT BETWEEN THE COMPANY AND TRANSWORLD RELATED TO THAT DEFAULT EXPIRED ON JULY 15, 1997. IF TRANSWORLD WERE TO ELECT TO EXERCISE ITS RIGHTS UNDER THE DEFAULTED SENIOR CREDIT AGREEMENT OR IF THE MERGER TRANSACTION IS NOT ULTIMATELY CONSUMMATED WITHIN A REASONABLE PERIOD, THE COMPANY MAY SEEK PROTECTION UNDER THE FEDERAL BANKRUPTCY STATUTES.








                                                                SEC 1344(11-91)
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.
    Dennis Conley          (847)                913-2582
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        (Name)            (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registration was required to file such report(s) been filed? If the answer is no, identify report(s).
                               [X]  Yes [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X]  Yes [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AS RELATED IN PRIOR REPORTS, THE COMPANY'S LOSS FROM OPERATIONS HAS BEEN SIGNIFICANTLY HIGHER THAN CORRESPONDING PERIODS DURING THE PREVIOUS FISCAL YEAR DUE PRIMARILY TO HIGHER COST OF SALES, A HIGHER PROVISION FOR BAD DEBTS, HIGHER INTEREST EXPENSE AND SETTLEMENT COSTS.

IN ADDITION, JULY 14, 1997 AN ADVISORY COMMITTEE OF THE FDA MET AND RECOMMENDED THAT THE FREQUENCY OF BLOOD MONITORING OF CLOZARIL PATIENTS BE DECREASED FROM WEEKLY TO BI-WEEKLY AFTER SIX MONTHS OF THERAPY AND THAT MONITORING AFTER ONE YEAR OF THERAPY BE VOLUNTARY. THIS PRELIMINARY RECOMMENDATION IS SUBJECT TO APPROVAL OF THE FDA. THE IMPACT OF THIS RECOMMENDATION IS BEING EVALUATED BY THE COMPANY AND, IN ALL LIKELIHOOD, WILL HAVE A NEGATIVE IMPACT OF THE CARRYING VALUE OF THE COMPANY'S "ENTERPRISE" GOODWILL, ESPECIALLY AS IT RELATES TO ITS CLOZARIL BUSINESS ACQUIRED IN MARCH 1995.


Health Management, Inc. has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.

Date                                   By
    ---------------------------------    -----------------------------------
                                         Name:  W. JAMES NICOL
                                         Title: CHIEF EXECUTIVE OFFICER,
                                                PRESIDENT, TREASURER AND
                                                SECRETARY





PPT


INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission. Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filer. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.